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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549                   SEC File #
                                                                       0-23049
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING                Cusip #
                                                                       784872103

(Check One):
 [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                    For Period Ended: March 31, 2001
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
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| Nothing in this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


SVI Solutions, Inc.
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Full Name of Registrant:

SVI Holdings, Inc.
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Former Name if Applicable

12707 High Bluff Drive, Suite 335
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Address of Principal Executive Office (Street and Number)

San Diego, CA 92130
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

SVI Solutions, Inc. (the "Company") was unable to file its Form 10-K for the fiscal year ended March 31, 2001 on the due date of June 29, 2001. The Company has installed a new executive management team, including a new Chief Financial Officer, and their attention has been devoted to various transactions designed to restructure outstanding debt, raise capital and improve the Company's liquidity position.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


Kevin O'Neill                                (858)           481-0103
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     (Name)                                (Area Code)    (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment A
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                               SVI Solutions, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2001                      By: /s/Kevin O'Neill
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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                                  ATTACHMENT A

SVI Solutions, Inc. (the "Company") expects to report a significant increase in net loss for the fiscal year ended March 31, 2001 compared to the net loss of $4.1 million reported for the fiscal year ended March 31, 2000. The amount of the net loss cannot be determined at this date as the audit of the Company's financial statements for the year ended March 31, 2001 is ongoing.